July 26, 2013

Via EDGAR Submission

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:                                         John Reynolds, Legal Branch Chief

Ruairi Regan

Re:                                                                             New Enterprise Stone & Lime Co., Inc.
Registration Statement on Form S-4
Filed June 13, 2013
File No. 333-189282
Form 10-K for Fiscal Year Ended February 28, 2013
Filed May 29, 2013
File No. 333-176538

Ladies and Gentlemen:

On behalf of New Enterprise Stone & Lime Co., Inc., a Delaware corporation (the “Company”, “we,” “us,” or “our”), and the additional registrant guarantors (together with the Company, the “Registrants”), we are writing to respond to the comments raised in the letter to the Company, dated July 10, 2013 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-4 (File No. 333-189282), filed with the Commission on June 13, 2013 (the “Registration Statement”), and the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2013 (File No. 333-176538), filed with the Commission on May 29, 2013.

Concurrently with this letter, the Registrants are electronically submitting Amendment No. 1 to the Registration Statement (the “Amendment”) for filing under the Securities Act of 1933, as amended.  The Amendment includes revisions made in response to comments of the Staff contained in the Comment Letter.

For your convenience, the exact text of the comments provided in the Comment Letter has been included in bold face type in the order presented in the Comment Letter.  The Company’s response to each comment is set forth immediately below the text of the applicable comment.

General

1.                                      We note that you are registering the 13% Senior Secured Notes due 2018 and related guarantees in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

We acknowledge the Staff’s comment and, concurrently with the filing of this letter and the Amendment, have filed with the Commission via EDGAR a supplemental letter that includes the statements and representations requested by the Staff.

2.                                      We note that your website includes links to websites of apparently significant subsidiaries, including Valley Quarries, Inc., Buffalo Crushed Stone, Stabler Companies and Martin Limestone. Please advise us of the discrepancy or revise your corporate structure graph to identify and clarify such subsidiaries. Please also advise us of why such companies are not identified on Schedule A.

Response:

Each of Valley Quarries, Inc., Buffalo Crushed Stone, Stabler Companies Inc. and Martin Limestone, Inc. were previously wholly-owned subsidiaries of the Company.  In 2010, the Company completed an internal corporate reorganization pursuant to which each of Valley Quarries, Inc., Buffalo Crushed Stone, Inc., Stabler Companies Inc. and Martin Limestone, Inc. were merged into other existing wholly-owned subsidiaries of the Company which became their successors.  These successors are all guarantors of the notes and listed on Schedule A to the Registration Agreement.  However, the Company continues to operate the businesses previously conducted by Valley Quarries, Inc., Buffalo Crushed Stone, Stabler Companies Inc. and Martin Limestone, Inc., and therefore continues to use the operating websites of these companies for its business operations. Because the change resulted from an internal reorganization, the Company deemed it would be disruptive to customers if it changed its websites.   Further, the cost of updating the entire website of the Company to reflect this internal reorganization would be significant.  So, while these legal entities no longer exist, and therefore do not need to be added to the corporate structure graph or Schedule A to the Registration Statement, they remain operating businesses of the Company, which the Company refers to through its website links. For that reason, the above mentioned companies have not been included in the corporate structure graph and as guarantors on Schedule A to the Registration Statement.

3.                                      We note that the percentage of cash and PIK notes has changed. Please advise us of the reasons for and terms governing the changes to the components of the 13% interest.

Response:

Interest on the 13% senior secured notes (the “Old Notes”) is initially payable at 13.0% per annum, semi-annually in arrears on March 15 and September 15.  With respect to any interest payment date on or prior to March 15, 2017, the Company may, at its option, elect to pay interest either (i) entirely in cash or (ii) subject to the interest rate increase described below, initially at the rate of 4.0% per annum in cash and 9.0% per annum in payment-in-kind (“PIK”).

By the terms of the Old Notes, at the beginning of and with respect to each 12-month period that begins March 15, 2013, March 15, 2014 and March 15, 2015, the interest rate on the Old Notes as of such date will permanently increase by an additional 1.0% per annum unless the Company delivers a written notice to the trustee of its election for such 12-month period to either (i) alter the manner of interest payment on the Old Notes going forward by increasing the cash interest portion and decreasing the PIK interest portion by, in each case, 1.0% per annum or (ii) pay interest on the Old Notes for such 12-month period entirely in cash.

On March 4, 2013, the Company notified the trustee of its Old Notes that it had selected in accordance with clause (i) above for the 12-month period commencing March 15, 2013 to increase the cash interest portion on the Old Notes from 4.0% to 5.0% and decrease the PIK interest portion on the Old Notes from 9.0% to 8.0%. This election was disclosed on a Form 8-K filed by the Company on March 4, 2013.

As a result, for the 12-month period commencing March 15, 2013, the 13% interest on the Old Notes will be payable 5.0% cash and 8.0% PIK.

4.                                      In addition, please advise us of the terms governing the “additional interest provisions relating to the old notes” referenced on the cover page and advise us of the extent to which M&T or another party may modify the PIK payment provisions.

Response:

The reference to “additional interest provisions relating to the old notes” refers to the penalty interest that is currently accruing on the Old Notes as a result of the fact that the exchange offer for which the Registration Statement was filed (the “Exchange Offer”) has not yet been consummated.

In connection with the issuance of the Old Notes, the Registrants entered into a registration rights agreement with the initial purchasers of the Old Notes, pursuant to which the Company agreed to use commercially reasonable efforts to file a registration statement related to the exchange of the Old Notes with the Commission, to cause the registration statement to become effective under the Securities Act of 1933, as amended, and to consummate the exchange offer by March 10, 2013, or be subject to penalty interest.  The penalty interest increases 25 basis points for the first 90 days and each 90 days thereafter until it reaches 1.0% and will remain at 1.0% until the Company completes the registration of the Old Notes.

The notes to be issued in the Exchange Offer (the “Exchange Notes”) will not be subject to such penalty interest.

The referenced disclosure of the prospectus contained on the cover page of the Amendment has been clarified in response to the Staff’s comment.

In addition, other than the Company’s election described in response to Comment 3 above, neither M&T nor any other party may modify the PIK payment provisions of the Old Notes or the Exchange Notes.

Prospectus Inside Cover Page

5.                                      You may not disclaim liability for your disclosure on the basis of the date of the prospectus. Please revise your disclosure in the second paragraph under the table of contents accordingly.

Response:

The disclaimer in the second paragraph below the table of contents on page i of the prospectus contained in the Amendment has been revised in response to the Staff’s comment.

Summary, page 1

6.                                      Please revise Recent Developments on page 6 to clarify how your amended credit agreement “increased short-term borrowing availability” in light of the reduction to $145 million from $170 million.

Response:

The discussion of the asset-based loan facility (the “ABL Facility”) on pages 6 to 9 of the prospectus contained in the Amendment has been revised in response to the Staff’s comments in this Comment 6 as well as Comment 7 below.  In particular, we have clarified in the first full paragraph on page 8 that prior to the third amendment to the ABL Facility, if the Company had less than $25.0 million of minimum excess availability under the ABL Facility at any point in time, it would be obligated to comply with a fixed charge coverage ratio. The Company currently cannot comply with the fixed charge coverage ratio.  The third amendment, among other things, reduced the minimum excess availability to $1.00 until November 30, 2014, which effectively increased the Company’s short term borrowing availability by allowing it to borrow the entire amount of the ABL Facility (less $1.00) without the need to comply with the fixed charge coverage ratio.

We have included similar disclosure in the “Liquidity and Capital Resources” discussion in the Management’s Discussion and Analysis of Financial Condition and Results of Operations starting on pages 69 to 72 of the prospectus contained in the Amendment.

7.                                      Additionally, please revise the discussion of the credit agreement to clarify your recent debt agreement and reporting difficulties, including:

•                  The facts surrounding M&T acquiring the ability to unilaterally modify terms, such as increasing interest rates;

•                  Whether there are any limits to M&T’s ability to increase rates or make other modifications;

•                  Your past and current failure to meet the agreement’s fixed charge coverage ratio; and

•                  The fact that you “required multiple extensions” to provide quarterly and annual reports and provided audited financial statements over 6 months after they were due.

Please revise accordingly.

Response:

The discussion of the credit agreement on pages 6 to 9 of the prospectus contained in the Amendment has been revised in response to the Staff’s comments in this Comment 7 as well as Comment 6 above.

In particular, the facts surrounding M&T acquiring the ability to unilaterally modify terms, such as increasing interest rates, are disclosed on pages 8 and 9 under the header “Potential Modification by M&T”.

The discussion on limits to M&T’s ability to increase rates or make other modifications can be found on pages 8 and 9 under the header “Potential Modification by M&T”.

The discussion on the fixed charge coverage ratio and the Company’s past and current failure to meet the agreement’s fixed charge coverage ratio is included on page 6 under the header “Availability of ABL Facility” and page 7 under the header “Amendment of ABL Facility”.

The discussion of the fact that the Company “required multiple extensions” to provide quarterly and annual reports and provided audited financial statements over 6 months after they were due is included on pages 7 and 8 under the header “Amendment of ABL Facility”.

We have included similar disclosure in the “Liquidity and Capital Resources” discussion in the Management’s Discussion and Analysis of Financial Condition and Results of Operations starting on pages 69 to 72 of the prospectus contained in the Amendment.

Risk Factors, page 19

8.                                      We note the first paragraph on page 30. With a view to clarifying disclosure, please advise us in practical terms of the extent to which the ABL facility limits your ability to use cash to pay interest on the 13% notes.

Response:

The ABL Facility does not contain restrictions on the Company’s ability to use cash to pay interest on the Exchange Notes.  The ABL Facility has priority liens on substantially all accounts receivables, inventory and deposit accounts and certain real properties of the Company (we refer to this collateral as the ABL priority collateral in the disclosure).   The notes and their related guarantees only have second priority liens over the ABL priority collateral.

By contrast, the notes and related guarantees have priority liens on substantially all personal property (other than ABL priority collateral) of the Company and most of the Company’s real property, and are also secured by a pledge of the stock of substantially all of the Company’s subsidiaries (we refer to this collateral as the Note priority collateral).  The ABL facility only has a second priority lien (or for some real properties, no lien) over the Note priority collateral.

If the Company is unable to pay its debts as due and the ABL Facility and notes are in default and if the ABL Facility lenders and holders of notes foreclose on the collateral, the ABL Facility lenders will get paid first out of any proceeds from the realization of the ABL priority collateral (e.g. distribution of the cash in the Company’s bank accounts, receipt of payments under receivables, proceeds from sales of inventory, etc.).  After the lenders under the ABL Facility are paid in full from such proceeds, the remaining proceeds only, if any, from the realization of the ABL priority collateral will be paid to the note holders. Note holders will not be entitled to the cash in the Company’s bank accounts or receipt of payments under receivables or inventory sales proceeds that constitute ABL priority collateral unless and until all the ABL Facility is paid in full.

Vice versa, lenders under the ABL Facility will not be entitled to any proceeds from the sale of the real estate properties that constitute Note priority collateral unless and until the note holders have been paid in full.

The disclosure in the risk factor on top of page 30 (now page 33 of the prospectus contained in the Amendment) addresses the risk to the note holders of being subordinated to the ABL Facility lenders in the event of a default where the ABL Facility lenders realize on the ABL priority collateral.  Such subordination pertains to the security interests in respect of such assets and their proceeds, but does not restrict the Company’s ability to use cash to pay interest on the notes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

9.                                      Please revise your Management’s Discussion and Analysis to provide clearer discussion and analysis of your business as seen through the eyes of those who manage it. Your MD&A should enhance the overall financial disclosure and provide the context within which financial information should be analyzed. See Securities Act Release No. 33-8350 (Dec. 29, 2003) available at http://www.sec.gov/rules/interp/33-8350.htm. Please note that the comments below address specific, non-exclusive areas where we believe your MD&A should be improved.

Response:

In response to the Staff’s comment, we have considered the guidance in Securities Act Release No. 33-850 (Dec. 29, 2003): “Interpretation: Commission guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” and amended the Registration Statement accordingly.  Please see pages 57 through 82 of the Amendment.  Specifically, among other things, we have expanded the discussion of revenues on page 64 for the fiscal year 2012-2013 comparison, on pages 66-67 for the fiscal year 2012-2011 comparison, and on page 62 for the first quarter comparison.  In addition, we have expanded the discussion on cost of revenues, pension and SG&A for each of the last two fiscal periods and our first quarter on pages 65, 67, and 62, respectively.

Fiscal Year 2013 Compared to Fiscal Year 2012, page 59

10.                               Please expand your disclosure for this and other fiscal periods to explain clearly the reasons for the declines or increases in your sales volumes in your businesses. Also, expand your disclosure regarding the impact of the lack of a federal multi-year surface bill to explain clearly how the lack of such a bill has impacted your sales volumes over time. Please clarify the reasons for the increases in revenue in your traffic safety services and equipment sales businesses given your explanation for the increase in the 2013 fiscal year appears to be the same explanation you gave for the increase in the 2012 fiscal year, namely the enhancement of your product offerings of trailer products and a redesigned barrel product. Discuss material trends, such as the decline in sales volume of hot mix asphalt, as appropriate.

Response:

We have expanded the discussion on revenues on page 64 for fiscal year 2012-2013 comparison and on pages 66-67 for the fiscal year 2012-2011 comparison in the prospectus contained in the Amendment, in response to the Staff’s comment. We have also included similar revenue discussion on page 62 for our first quarter comparison.

11.                               Please expand your disclosure to explain clearly the reasons for the increases in your costs and expenses. For example, it is unclear how your decrease in cost of revenue was attributable to lower revenues, it is unclear why your contributions to your pension benefit programs increased and it is unclear why your legal and accounting fees increased by $7.1 million. Please clarify the reference to your ERP system where you first use it.

Response:

We have expanded the discussion on cost of revenues, pension and SG&A on page 65 for fiscal year 2012-2013 comparison and the discussion on cost of revenues on page 67 for the fiscal year 2012-2011 comparison in the prospectus contained in the Amendment, in response to the Staff’s comment.  We have also included similar cost of revenue discussion on page 62 for our first quarter comparison.

The reference to the Company’s ERP system has been defined on page 21 in the prospectus contained in the Amendment where the word is first used, in response to the Staff’s comment.

12.                               Please reconcile disclosure in the table on page 59 regarding the sales volume of ready mixed concrete products with your disclosure on page 60 that the decline in operating performance of your “ready mixed concrete products is primarily attributable to decreased volumes...”

Response:

We have revised the disclosure on page 65 of the prospectus contained in the Amendment in response to the Staff’s comment.

Revenue, page 59

13.                               We note your disclosure of price per unit for stone, asphalt, and ready mix. Please disclose your average cost per unit for each of these products.

Response:

Average cost per unit for stone, asphalt and ready mix is information that we consider competitively sensitive, and generally not provided by other companies in the Company’s industry, which could harm the Company’s competitive position if disclosed.  The Company does not believe this information is material to investors in light of the information already provided in the Registration Statement as further explained below. For those reasons, the Company believes this information is not required to be included in the Registration Statement.  In order to assist the Staff in its review of the Company’s response to this Comment 13, the Company will supplementally provide the Staff under separate cover with the details of its cost of sales per unit data for each of its last three fiscal years. The Company requests confidential treatment under Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83 and the return of such materials under Rule 418 of the Securities Act after the completion by the Staff of its review of the data.

Competitively sensitive information — Cost per unit for stone, asphalt and ready mix is a critical component in the ability of the Company to compete and affects its margins and profitability.  Public access to the data allows competitors a direct insight into the Company’s individual product lines’ margins and profitability and may hinder its ability to compete on price in the markets in which we operate.  As disclosed in the Company’s Registration Statement, a significant part of the Company’s revenues are from construction projects generated by PennDOT and other governmental agencies. Those agencies allocate contracts based on a bidding process. As a result, a significant portion of the Company’s revenues are allocated through competitive bidding.  With the knowledge of the Company’s product cost per unit information, a competitor in a bidding process is able to better assess the pricing sensitivities of the Company, giving the competitor a significant competitive advantage in a bid.  The overall decline in construction combined with the reduction in government spending on transportation and construction projects has resulted in increased competition for a smaller number of construction projects and increased pressure on margins in the bids.  As the Company faces strong competition in its markets, product cost per unit information is a critical component of its ability to compete in its markets.

Information not generally provided — Cost per unit data is information not generally provided by the other companies within the Company’s industry, including one of the Company’s largest aggregate producers competitors and other publicly traded competitors. Providing the data would put the Company at a competitive disadvantage compared to those of its competitors (both publicly-traded and private-owned) that do not provide this information.

Disclosure could harm — The Company believes this information is competitively sensitive and could be used by our competitors to effectively price the Company out in a competitive bid process.  The Company also notes this data is generally not publicly disclosed by the other companies within the Company’s industry (both private and publicly traded).  As the Company operates in increasingly competitive markets where a significant portion of its revenues comes from competitive bidding, the Company would be at a disadvantage and its business prospects could be harmed by the disclosure of such information.

Information not material to investors — The Company provides extensive information about its cost of revenue per segment (construction materials, heavy/highway construction and traffic safety services and equipment), both on a dollar basis and as a percentage of gross revenue in the Registration Statement.  The Company believes this information allows investors to assess the profitability of the Company and its overall financial performance and results of operations.  The Company does not believe providing investors with cost per unit data for its individualized product lines will materially add to the investors’ information and will enhance the investors’ understanding about the Company’s financial performance and results of operations in light of the amount of information already provided.

For all of the reasons discussed above, the Company believes this information is not required to be included in the Registration Statement or future filings.

Cost of Revenue, page 60 and 62

14.                               Please expand your discussions for each period presented to include an analysis and explanation of the material changes in cost of revenue for each of your reportable segments. To enhance an investor’s understanding of your business, your discussion should provide a quantified description of material changes in cost of revenue that are attributable to each of the factors and events you identified. For further guidance, refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

Response:

We have expanded the discussion of the Company’s cost of revenue for each of its reportable segments, including through the addition of a discussion of material changes and quantification of the material changes, on page 65 for the fiscal year 2012-2013 comparison and on page 67 for the fiscal year 2012-2011 comparison in the prospectus contained in the Amendment, in response to the Staff’s comment.  We have also included similar cost of revenue discussion on page 62 for our first quarter comparison.

Critical Accounting Policies and Significant Judgments and Estimates
Goodwill and Goodwill Impairment, page 75

15.                               We note your disclosures regarding the impairment testing of your goodwill. To enhance investors understanding of your business, with regard to your impairment testing of your goodwill please tell us and disclose what you consider a reporting unit.

Response:

The Company’s reporting units are determined based on the Company’s organizational structure, considering the level at which discrete financial information for businesses is available and regularly reviewed by segment management.  The Company defines its operating segments, which is the basis for determining reporting units, as its three lines of business:

(i)                                     construction materials;

(ii)                                  heavy/highway construction; and

(iii)                               traffic safety services and equipment.

Based on the guidance under ASC 280-10, these three operating segments each engage in business activities (earning revenues and incurring expenses with both third party customers and other components of the enterprise), each are regularly reviewed by our chief operating decision maker to allocate resources and assess performance, and discrete financial information is available for each operating segment.

The Company’s recorded goodwill by reporting unit as of February 28, 2013 (in millions) was as follows:

Eastern construction materials	$66,626

Buffalo construction materials	8,424

New Enterprise construction materials	8,178

Traffic safety services and equipment	5,845

$89,073

In determining the Company’s reporting segments, the Company considered the guidance set forth in ASC 350-20-35.  Specifically that guidance requires a company to identify its reporting units based on the determination of its operating segments as a starting point which are the three operating segments noted above.

Three of the reporting units are within the Construction Materials operating segment and are based on geographic location, which the Company considers a component (discrete financial information is available and segment management regularly reviews the operating results).

Additionally, we also considered aggregating or combining the Construction Materials components into one or more single reporting units under ASC 350-20-35-35.  Our evaluation considered several factors including the following:

(i)                                     Similarities in financial performance — Historic average gross margin, which included depreciation, depletion and amortization, ranged from approximately 5% to 12% for the construction materials components.  This range in gross margin is due to competitive market differences, product mix or product variety, deliver costs, and levels of vertical integration among the components.

(ii)                                  Sharing of resources among components — historically, the three regions operate with their own labor forces, processing equipment, and product transportation.  Sharing of these resources is not routine or significant due to economic limitations in transferring equipment and resources among components.

(iii)                               Product interchange and sharing among components — Due to the nature of construction material products, it is not economically practical to share or transfer products among the three components due to the high weight and volume of each product, which would incur transportation costs in excess of market selling prices.  As a result product transferring or sharing is limited to regions and does not occur between or among the regions that define our construction material components.

Based on the evaluation of the factors, the Company defined its reporting units for Construction Materials at the component level, which is one level below its operating segment.

The chief operating decision maker regularly reviews and assesses performance of its traffic safety services and equipment business as an operating segment.  The traffic safety components consist of retail sales, wholesale and service activities in multiple locations.  The Company reviews the operating segment as an aggregate of its components and considered the following factors which are unique to the safety operating segment when aggregating components at the operating segment level:

(i)                                     Similarities in financial performance — Historic average gross margin, including depreciation, ranged from approximately 18% and 28% for retail, wholesale and service components.  The higher variances in margin were driven by certain non-recurring projects we benefited from during fiscal year 2012 along with $1.1 million in sales tax refunds we recorded in fiscal year 2012.  Additionally, margin variances between wholesale and retail are driven by the point of which similar products reach the same or similar customer base.

(ii)                                  Nature of the customer base — traffic safety equipment and services are historically provided to government agencies and construction related businesses, which is consistent across the markets where we operate.

(iii)                               Sharing of resources among components — The components share common manufacturing and suppliers, product distribution, labor resources and equipment.

(iv)                              Support and benefit of common product development - Historically, the development of new safety products and enhancement of existing offerings, such as technology improvements has increased the demand across each of our components.

There is no goodwill assigned to the Company’s heavy/highway operating segment.  This operating segment historically developed through internal or organic business growth rather than through one or several business acquisitions.

The Company revised its disclosure of Goodwill and Goodwill Impairment included in the Significant Accounting Policies and Critical Accounting Policies and Significant Judgments and Estimates Sections of the Amendment on page 80 to reflect reporting unit information.

Impairment of Definite-Lived Long-Lived Assets, page 77

16.                               We note your disclosure that long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Considering (a) your history of losses for the years ended February 28, 2013, February 29, 2012 and February 28, 2011 (b) the significant decline in revenue during the years ended February 28, 2013, February 29, 2012 and February 28, 2011 and (c) you recorded intangible asset impairment charges of $4.7 million and $1.1 million during the years ended February 28, 2013 and February 29, 2012 respectively, clarify for us whether you considered these events to be triggering events requiring an impairment testing of your long lived assets for recoverability. In this regard please provide us with the following:

•                  Clarify what you consider an asset group (e.g. individual quarry);

•                  Clarify how many asset groups were tested for impairment during the current fiscal year; and

•                  Clarify how many asset groups were considered at risk of impairment (i.e. the asset group has a fair value that is not substantially in excess of its carrying value).

For any at risk asset group, provide us with (i) the percentage by which fair value exceeded carrying value as of the date of the most recent test, (ii) a description of the methods and key assumptions used and how the key assumptions were determined, (iii) a discussion of the degree of uncertainty associated with the key assumptions (i.e. the discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time)), and (iv) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

Comment: “clarify for us whether you considered these events to be triggering events requiring an impairment testing of your long lived assets for recoverability”

The Company evaluates each quarter for the following trigger events, as well as other potential indicators (including, but not limited to, competition, changes in key personnel etc.), in determining whether impairment testing of the Company’s long lived assets for recoverability is necessary:

a.                                      a significant decrease in the market price of a long-lived asset (asset group);

b.                                      a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition;

c.                                       a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator;

d.                                      an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group);

e.                                       current period operating or cash flow loss combined with a history of  operating losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); and

f.                                        a current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.  The term more likely than not refers to a level of likelihood that is more than 50 percent.

After completing the evaluations of the aforementioned trigger events, the Company concluded that none of these events has occurred and accordingly, did not perform impairment testing of its long lived assets.  Specifically, the Company has not experienced a significant decrease in market prices of long-lived assets. The Company’s long-lived assets are being used in the same manner as in other periods and there has been no significant adverse change to their physical conditions.  Additionally, although the Company operates in a regulated industry, there are no significant, adverse changes in regulation experienced or expected.  Also, at this time, the Company has no plans to sell or otherwise dispose of a significant portion of its long-lived assets or asset groups before the end of their useful lives.

Specific to the potential trigger event surrounding current period operating or cash flow losses, the Company acknowledges it has experienced recent losses primarily driven by increased interest expense incurred on corporate debt.  Further the Company has incurred significant corporate and administrative expenses as a result of difficulties in implementing an Enterprise Resource Planning system, delays in financial reporting and costs incurred to address weaknesses in the control environment.  However, while the Company has generated operating losses in 2013 and 2012, its earnings before taxes, depreciation and amortization (EBITDA) and cash flows from operations have remained positive.

To assess whether any of the asset groups may have a potential indicator of impairment as a result of such losses, the Company considered EBITDA as a profitability and cash flow indicator for each of the specific asset groups. In performing this evaluation, the Company noted that each asset group has positive EBITDA, which management considered a key factor in evaluating whether a trigger event has occurred.  Additionally, as the majority of the assets relate to construction materials businesses, the revenues from those businesses have remained consistent year-over-year.

For these reasons, the Company did not consider a trigger event has occurred for any of its asset groups.

In addition to its ongoing impairment trigger evaluation, the Company also reviews the estimated lives of its long lived assets and revises an asset life if the recoverability period becomes a shorter period than expected.

The Company also notes it did record impairment losses on its indefinite lived intangible assets, however the valuation of such assets are primarily based on revenues using a relief from royalty approach.  The valuation of its indefinite lived intangible assets did not directly indicate impairment of an asset group with positive earnings and cash flows.

Comment: “Clarify what you consider an asset group (e.g. individual quarry)”

The Company tests long-lived assets for impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. The Company considers its five regional divisions as its asset groups. These regional divisions represent the asset groups because of the interdependencies of material production and transferring resources, equipment and business activity among the locations within the regional level in generating cash flows.  Multiple plants and quarries may work in concert with one another or on a stand-alone basis in generating cash flows.  For this reason the Company did not consider individual quarries or plants as “largely independent of other assets” in generating cash flows. In addition, the traffic safety services and equipment business includes two asset groups distinguished between its retail sales and distribution as one asset group and its manufacturing and assembly as the second asset group, which was determined based on the interconnectivity of these businesses (significant intercompany sales, transferability of people and resources, etc.) which negate the fact that they are geographically separate.

Comment: “Clarify how many asset groups were tested for impairment during the current fiscal year”

As noted above, the Company considers multiple factors and circumstances in evaluating whether an asset group may not be recoverable.  Based on the review of trigger events performed including considering the profitability of the respective asset groups, the Company did not test any asset groups for impairment as the indicators reviewed by the Company did not justify an impairment review of any asset group.

Comment: “Clarify how many asset groups were considered at risk of impairment (i.e. the asset group has a fair value that is not substantially in excess of its carrying value)”

As noted above, the Company did not consider any of its asset groups at risk of impairment as it did not measure the fair value of any asset group during the current fiscal year.

Business, page 78 Overview, page 78

17.                               We note your disclosure of your market position in the first paragraph. Please provide us with copies of the industry surveys referenced, marked to show the claims you cite.   We also note that on page ii you appear to disclaim the accuracy of your own disclosure. Please revise or advise.

Response:

In response to the Staff’s comment, supplemental to this letter, the Company is providing the following industry surveys, each marked to show the claims cited on page 78 (page 83 of the Amendment) of the Registration Statement:

•                  Please see #34 on page 10 of the “Top 50 Domestic Heavy Contractors” chart listed in “The ENR Top 400 Contractors: Despite Growth, Firms Worry”, dated May 15, 2013, by Gary J. Tulacz, Debra K. Rubin, published by Engineering News-Record;

•                  Please see #10 on page 71.24 of “Table 19 — The Top 100 Producers of Crushed Stone in the United States” listed in “2011 Minerals Yearbook — Stone, Crushed”, dated March 2013, by Jason Christopher Willett, published by U.S. Department of the Interior — U.S. Geological Survey.

In addition, the disclaimer on page ii is not intended to imply that the Company is not responsible for the accuracy of the information it elects to include in the prospectus.  Rather, such disclaimer is intended only to advise the reader that, although the Company believes such information to be reliable, and says so in the disclosure, it is unable to verify such information with complete certainty due to the factors listed therein.

18.                               We note the reference on page 78 to your residential and non-residential “end-use markets, including highway construction and maintenance.” Please revise in approximate, quantitative terms to clarify how much of your construction materials and overall business are residential versus non-residential.

Response:

The Company does not track revenue based on residential versus non-residential projects. However, all of the Company’s revenue from PennDOT, The Pennsylvania Turnpike Commission, the New York State Thruway Authority and other agencies, which constitute a significant portion of its revenues, relate to non-residential projects.  We have clarified this in the disclosure on page 83 in the prospectus contained in the Amendment, in response to the Staff’s comment and made a conforming change on page 57 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Traffic Safety Services and Equipment Operations, page 92

19.                               Please revise your disclosure to state clearly which devices you manufacture and which ones you acquire from third parties and resell. Describe your manufacturing facilities. Also, please identify material third party suppliers.

Response:

The discussion about the devices that the Company manufactures and the ones that it acquires from third parties and resells has been expanded on page 97 in the prospectus contained in the Amendment, in response to the Staff’s comment.  We have also identified our manufacturing facilities and included references to the more detailed description of those facilities included on page 106 in the prospectus contained in the Amendment.  Finally, the Company is not dependent on any material third party supplier and, in response to the Staff’s comment, has noted its lack of dependence on third party suppliers on page 97 in the prospectus contained in the Amendment.

Our Properties, page 96

20.                               For each of your mines or quarries please disclose the proven or probable reserves, the expected quarry life, and the annual production for your most recent fiscal year end pursuant to the Instructions to Item 102 of Regulation S-K. We suggest including this information in your chart beginning on page 97. Additionally, please confirm that this information will be disclosed in future annual filings.

Response:

The requested information has been included in the chart beginning on page 102 of the prospectus included in the Amendment and will be disclosed in the Company’s future annual Exchange Act filings.  Specifically, the chart has been revised to include the proven and probable recoverable reserves, the expected quarry life, and the annual production for the Company’s fiscal year ended February 28, 2013 for each of the Company’s mines and quarries.  Please note that we have not broken out the proven and probable reserve information because (i) the Company is extracting mineral reserves with over 100 years remaining and the Company believes disclosure of such information is not material and (ii) the Company believes its reserve reporting is in line with that of its competitors and the industry in which it operates, especially considering the fact that the Company mines aggregate materials which, unlike precious minerals, are abundant in the United States.  The Company confirms that it will continue to provide this information in its future annual Exchange Act filings.

21.                               Please tell us if your proven and probable mineral reserves are disclosed as recoverable tons. In not, please disclose the recovery factors for your quarries.

Response:

The Company’s proven and probable mineral reserves are disclosed as recoverable tons.  In response to the Staff’s comment, the Company has revised its disclosures on pages 2, 86, and 101 of the prospectus included in the Amendment to clarify that the Company currently owns or leases approximately 2.0 billion tons of permitted proven recoverable and probable recoverable aggregate reserves, with an average estimated useful life of 115 years at current production levels.  In addition, the Company has disclosed the proven and probable recoverable reserves for each of the Company’s mines and quarries in the chart beginning on page 102 of the prospectus included in the Amendment.

22.                               Please forward to our engineer, as supplemental information and not as part of your filing, the technical reports for your three largest quarries in terms of 2012 production, or, the information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. This information should include:

•                  Acreage breakdown by owned, leased or other;

•                  Maps showing property, mine permit and reserve boundaries; including recent and historic production areas;

•                  Drill-hole maps showing drill intercepts;

•                  Justifications for the drill hole spacing used at various classification levels;

•                  General cross-sections that indicate the relationship between seams, geology, and topography;

•                  A detailed description of your procedures for estimating reserves;

•                  The specific criteria used to estimate reserves;

•                  An indication of how many years are left in your longest-term mining plan for each reserve block;

•                  Site specific economic justification for the criteria you used to estimate reserves;

•                  Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections;

•                  Third party reviews of your reserves that were developed within the last three years; and

•                  Any other information needed to establish legal, technical and economic feasibility.

To minimize the transfer of paper, please provide the requested information on a CD formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call if he has questions about your reserves. If you wish to have this supplemental material returned, you should make a written request with the letter of transmittal and indicate whether you believe that you meet the criteria outlined in Rule 418(b) of Regulation C.

Response:

The Company will provide all such requested information to the Staff under separate cover in the manner the Staff suggests, with a request for confidential treatment of such data under Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83, and the return of such materials under Rule 418(b) of the Securities Act after the completion by the Staff of its review of the data.  Such supplemental information contains material proprietary information that would be detrimental to investors if released to the public, and the return of such information is consistent with the provisions of the Freedom of Information Act.  In particular, because the supplemental information contains trade secrets and confidential commercial and financial information, it is subject to the exemption from mandatory disclosure under Exemption 4 of the Freedom of Information Act, 5 U.S.C. §552(b)(4).  See, e.g., Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871 (D.C.C. 1992).  In addition, the Company believes that since the material is also commercial or financial information, is privileged or confidential and contained in related material submitted to the Staff in confidence, the material is non-public under 17 C.F.R. § 200.80(b)(4).  We believe various other exemptions may be applicable to the material the Company may provide in the future.  For technical questions regarding the reserves, please call Blane Horton, Permitting Supervisor, at (814) 224-6864.

Management page 104

23.                               Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director. Refer to Item 401(e) of regulation S-K.

Response:

The disclosures on pages 109 to 110 of the prospectus contained in the Amendment relating to each director have been expanded in response to the Staff’s comment.

Executive Compensation, page 106

24.                               Please provide executive compensation disclosure for your three most highly compensated officers other than the principal executive officer and principal financial officer who were serving as executive officers at the end of the last completed fiscal year. It appears you have only provided disclosure for two of those officers.

Response:

As of the end of the last completed fiscal year, the Company had only two individuals serving as executive officers, other than the principal executive officer and principal financial officer.  Therefore, the Company was only able to provide executive compensation for its principal executive officer, principal financial officer, and the next two most highly compensated officers who were serving as executive officers at the end of the last completed fiscal year.

Compensation Discussion and Analysis, page 107

25.                               We note minimal discussion and analysis as to how the annual salary and bonus amounts were determined. Please include substantive analysis and insight into how your Chairman and Chief Executive Officer made the salary and bonus determinations with respect to each named executive officer. Refer to subparagraph (b)(l)(v) of Item 402 of Regulation S-K. For example, your discussion should address how compensation awards reflect the individual and corporate performance factors considered by your Chairman and Chief Executive Officer.

Response:

As disclosed in the first paragraph of “Compensation Discussion and Analysis” on page 112 in the prospectus contained in the Amendment, the Company is a privately-held company, all the voting stock of which is held by its Chairman of the Board and by its Vice Chairman of the Board.  The compensation of the Company’s named executive officers for fiscal year 2013, all of whom are family members, was determined by its Chairman of the Board and its Vice Chairman of the Board, with consultation and direction from the Company’s Chief Executive Officer and former Chief Operating Officer.  This determination was based on direct negotiation between such individuals during which the factors discussed in the prospectus under “Our Compensation Philosophy and Objectives” and “Elements of Compensation”  beginning on page 112 of the prospectus contained in the Amendment were considered.  The Company did not engage a compensation consultant and the Company did not otherwise formally measure individual performance factors.  The Company does consider overall corporate performance and the overall financial health of the Company to determine whether the contemplated compensation levels can be supported by the Company’s operations.

We have included additional clarifying disclosure in the “Compensation Discussion and Analysis” section of the prospectus on pages 112 and 113 of the prospectus contained in the Amendment, both in the introductory overview and the specific discussion of base salary and bonus.  We believe that this additional disclosure clarifies that although compensation was determined in part on the factors set forth in the prospectus, compensation was significantly impacted by the private negotiation between the named executive officers based on the requests of such individuals, the performance of the Company and the ability of the Company to pay the determined compensation.

26.                               Please clarify the role of your executive officers in determining executive compensation including whether any of your officers have a role in determining their own compensation. Refer to subparagraph (b)(2)(xv) of Item 402 of Regulation S-K.

Response:

As set forth in our response to Comment 25, we have added disclosure in the “Compensation Discussion and Analysis” section of the prospectus on pages 112 and 113 to clarify that the Company’s Chairman of the Board and Vice Chairman of the Board do determine their own compensation.

Certain Relationships and Related Transactions , page 115

27.                               We note your disclosure that your audit committee is responsible for reviewing related party transactions. Please describe the standards to be applied pursuant to such policies and procedures for the review, approval and ratification of related party transactions. It is unclear, for example, how you review such transactions for potential conflicts of interest.

Response:

The disclosure on page 120 of the prospectus contained in the Amendment has been revised in response to the Staff’s comment.

Financial Statements

General

28.                               Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Rule 3-12 of Regulation S-X.

Response:

The Company has updated the Amendment to the Registration Statement with all information for its first fiscal quarter ended May 31, 2013, and has included an updated consent from its independent accountant.

Notes to the Consolidated Financial Statements

Nature of Operations and Summary of Significant Accounting Policies Property, Plant and Equipment, page F-8

29.                               Your accounting policy states that the limestone deposits are depleted on the basis of recoverable quantities of each quarry. Please explain to us and disclose how the recoverable quantities used in your depletion calculations are determined and how it conforms to the proven and probable reserves as defined by Industry Guide 7.

Response:

Mine permit exhibit maps are used as an integral part of estimating reserves on a permitted quarry site.  These exhibits are topographic maps that show all visual surface features that are prepared from photographic mapping usually at a contour interval of 5 feet.  In addition, active quarry areas are updated through the use of aerial photography periodically.  These updates define the production benching and pit floor with location and elevations

Geologic and hydrologic investigations and studies that include exploratory drilling and sampling are done early in the development for any mine site.  These studies serve as a basis to define potential mining limits, both planimetric and vertically, within the controlled mineral and surface interests for the site.  The mining limits are further defined by permit boundaries which include regulatory barriers, and possible environmental concerns such as streams, roads, houses or other structures, or other sensitive environmental areas.

The mining plan for the quarry will provide constraint to the recoverable reserves in that the depth of the quarry may be limited by the permit, the highwall position, slope, and benching at the completion of the mining, and the specific strata to be mined.  Cross sections are also often created to aid in the development and the presentation of the mine plan.

Once the full extent of the mine plan is developed, the volume of the reserve is calculated either by utilizing 3D modeling comparisons in a computer assisted design and drawing (CADD) software environment, or by other standard methods such as average end area calculations.

Proven reserves are determined through the testing of samples obtained from closely spaced subsurface drilling and/or exposed pit faces. Proven reserves are sufficiently understood so that quantity, quality, and engineering conditions are known with sufficient accuracy to be mined without the need for any further subsurface work. Actual required spacing is based on geologic judgment about the predictability and continuity of each deposit.

Probable reserves are determined through the testing of samples obtained from subsurface drilling, but the sample points are too widely spaced to allow detailed prediction of quantity, quality, and engineering conditions. Additional subsurface work may be needed prior to mining the reserve.

Depletion of limestone deposits is calculated over proven and probable reserves by the units of production method on a quarry-by-quarry basis.

Revenue Recognition, page F-10

30.                               We note you recognize revenue on construction contracts under the percentage-of- completion method. Please address the following:

•                  revise your disclosure to describe the type of your construction contracts (e.g. fixed- priced contract, cost-type contract, time-and-material contact, or unit-price contact); and

•                  your revenue recognition policy discusses contract claims. Tell us and disclose, as applicable, how you considered the requirements of FASB ASC 605-35-25-31 in recognizing revenue under contract claims and provide the disclosures required by FASB ASC 605-35-50-6.

Response:

The Company has revised its revenue recognition disclosure to specifically describe the types of its construction contracts as primarily fixed price contracts for its construction contract revenue, with revenue from time and material contracts comprising less than 5% of its total revenue.

The Company also revised its disclosure of revenue recognition for contract changes and contract claims on pages 79 and F-10 to further enhance an understanding of revenue recognition criteria and timing.  The Company only incurs costs and recognizes revenue on any type of contract change when a signed change order is in place and payment is assured.  As such, the Company does not recognize revenue on the basis of contract claims.

The Company did not disclose the revenue amounts from contract claims as required under ASC 605-35-50-6 because no claims existed in the fiscal years reported.

Other

31.                               Please revise to include a schedule of valuation and qualifying accounts for each period presented as required by Rule 5-04 of Regulation S-X. Refer to Rule 12-09 of Regulation S-X for further guidance.

Response:

The Company considered the guidance set forth in Rule 12-09 of Regulation S-X in first determining its valuation and qualifying accounts, noting only the allowance for doubtful accounts and deferred tax asset valuation allowance are deemed to apply.

The allowances for doubtful accounts of $3.5 million and $3.2 million at February 28, 2013 are presented on both the face of the consolidated balance sheets and in Note 3 to the consolidated financial statements.  Additionally, bad debt expense, which is recorded in Sales, General and Administrative expense, is presented on the face of the Consolidated Statement of Cash Flows for each of the 3 years in the period ended February 28, 2013.  The only other information that would be included in a schedule as set forth by Rule 12-09 of Regulation S-X is accounts receivable write-offs which were $0.8 million, $1.4 million and $0.7 million for each of the three years ended February 28, 2013.  As we do not consider these write-offs material and all other information is readily available in the consolidated financial statements and related notes, the schedule was not included in the Form 10-K.  In making this determination, we considered Rule 4-02 of Regulation S-X, which indicates that non-material items need not be separately set forth.

Activity related to the Company’s deferred tax asset valuation allowance is included in Note 10 to the consolidated financial statements in accordance with ASC 740-10-50, Income Taxes, Disclosure.

Exhibit 5.1

32.                               The legal opinion provided by you should address each jurisdiction in which the guarantors are incorporated. Please revise the penultimate paragraph accordingly. Refer to Section II.B.1.e. of Staff Legal Bulletin No. 19 for guidance.

The penultimate paragraph in Exhibit 5.1 contained in the Amendment has been revised in response to the Staff’s comment.

Form 10-K for the Fiscal Year Ended February 28, 2013 General

33.                               Please revise your Form 10-K to conform to changes made as a result of the comments above.

Response:

Based on a telephonic discussion with the Staff on July 18, 2013, the Company will revise its Form 10-K for the fiscal year ended February 28, 2013, including all certifications thereto, to reflect all conforming changes made to the Registration Statement as agreed upon by the Staff following its review.

34.                               We note the statement on page 110 that you “are not required to” provide management’s assessment of the effectiveness of your internal control over financial reporting. Please advise us of your basis for this determination.

Response:

The Company’s disclosure on page 100 that the Company is “not required to” and has “not completed” an assessment of the effectiveness of its internal control over financial reporting was an inadvertent error.  Per the Company’s disclosure on page 101, the Company’s management did assess the effectiveness of its internal control over financial reporting as of February 28, 2013.  The disclosure on page 100 contained in the amendment to the Form 10-K for the fiscal year ended February 28, 2013 will be removed as an error, in response to the Staff’s comment.

35.                               We note the approximately 25 bullet points of material weaknesses beginning on page 98. Based on the second sentence on page 100, it is unclear how the items in the last 10 bullet points relate to the previously identified material weaknesses. Please revise here and in future filings to include an updated summary at the beginning of this section that clearly presents the separate categories of material weaknesses, with the more detailed information and examples of deficiencies following the summary. Your revised disclosure should indicate when each material weakness was identified, by whom it was identified and when the material weakness first began. In this regard, we note that the material weakness disclosure appears similar to the prior year’s 10-K disclosure and that some of the weaknesses were identified in the Form S-4 filed on August 29, 2011.

Response:

In response to the Staff’s comment, the Company provided its material weakness disclosure in Item 4 of the recently filed quarterly report on Form 10-Q for the quarter ended May 31, 2013 that addresses the Staff’s comment.  The Company will make similar revisions to its material weakness disclosure in Item 9A of the amendment to the Form 10-K for the fiscal year ended February 28, 2013 and in future filings containing similar disclosures as follows:

ITEM 9A - CONTROLS AND PROCEDURES

The information provided in this Item 9A — Controls and Procedures is as of the date of the filing of this amendment to Form 10-K.

This report includes the certifications attached as Exhibits 31.1 and 31.2 of our CEO and CFO required by Rule 13a-14 of the Securities Exchange Act of 1934, as amended. This Item 9A includes information concerning the controls and control evaluations referred to in those certifications.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act are designed to provide reasonable assurance that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosures. Our management, under the supervision and with the participation of our CEO and CFO, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of February 28, 2013. Based upon that evaluation, our CEO and CFO concluded that, as of February 28, 2013, our disclosure controls and procedures were not effective as a result of the material weaknesses in internal control over financial reporting described below.

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed under the supervision of the Company’s CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). Internal control over financial reporting includes those policies and procedures that:

(i)  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii)  provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of management and our directors; and

(iii)  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the preparation of our financial statements for the years ended February 28, 2013, 2012 and 2011, management identified certain material weaknesses in our internal control over financial reporting as further described below.

We did not maintain an effective control environment primarily attributable to the following:

•                           We did not maintain an effective control environment that consistently emphasized adherence to GAAP. This control deficiency, which was identified in 2011 by the Company’s independent auditors and elevated to a material weakness in fiscal 2012 in part because of difficulties encountered with the ERP implementation, led to adjustments identified by both management and the Company’s independent auditors during the fiscal year 2013, 2012 and 2011 financial closing and reporting process.

•                           In the areas of finance, tax, accounting and information technology departments, we did not ensure a sufficient complement of personnel with an appropriate level of knowledge, experience and training commensurate with our structure and accounting and financial reporting requirements, which was identified as a material weakness by management during the fiscal 2012 year-end financial reporting process.

•                           We did not ensure complete and accurate business documentation to support certain transactions and accounting records

•                           The controls in these areas with respect to the creation, maintenance and retention of complete and accurate business records were not effective. This was primarily attributable to the ERP implementation in fiscal year 2012 and identified by management and the Company’s independent auditors during the 2012 year-end financial reporting process.

•                           We did not design, maintain or implement policies and procedures to adequately review and account for significant accounting transactions, which was identified as a material weakness during the 2012 fiscal year-end financial reporting process. Specifically, we did not maintain and communicate sufficient and consistent accounting policies, which limited our ability to make accounting decisions and to detect and correct accounting errors.

We did not maintain effective monitoring of controls:

•                           We did not maintain effective monitoring of controls in areas related to period end financial reporting process, revenue recognition, cash, contracts, inventory, property, plant and equipment and estimates in accruals. This deficiency resulted from either not having adequate controls designed and in place or not achieving the intended operating effectiveness of controls which was identified as a material weakness during the 2012 fiscal year-end financial reporting process by management and its independent auditors.

•                           We do not maintain an internal audit or similar function. As a result of this deficiency which was considered a material weakness during the 2012 year-end financial reporting process by management and its independent auditors, we did not have an adequate independent, objective body to assess, monitor, and evaluate the intended operating effectiveness of controls or to conduct operational audits for the identification of recommendations to improve operating effectiveness of the organization.

We did not maintain effective controls over risk assessment:

•                           We did not maintain processes to evaluate certain business and fraud risks. This deficiency resulted from either not having adequate controls designed and in place or not achieving the intended operating effectiveness of controls and was identified as a material weakness during the fiscal 2012 year-end financial reporting process by management.

We did not maintain effective controls over information and communication:

•                           We did not maintain effective controls over information and communication, specifically around reports and financial data, as we had several issues with our ERP implementation. Thus, we had issues in providing the identification, capture, and exchange of information in a form and time frame that enabled our employees to carry out their responsibilities. Specifically, due to the system implementation, there were issues revolving around the actual information/reports provided, which proved to be a pervasive issue. This deficiency which was identified by management and its independent auditors in Fiscal 2012, resulted from either not having adequate controls designed and in place or not achieving the intended operating effectiveness of controls.

The material weaknesses in our control environment, monitoring of controls, information and communication, and risk assessments contributed to additional material weaknesses in various control activities as set forth below:

•                       We did not maintain effective controls over the implementation of a new ERP. Specifically, we did not implement appropriate logical security design and testing, perform sufficient data conversion testing, maintain appropriate system documentation, or provide sufficient end user training during the implementation of the ERP. During the implementation of the ERP, management did not provide appropriate logical security design and testing, perform sufficient data conversion testing, and maintain appropriate system documentation. This material weakness was identified by management and the Company’s independent auditors during the fiscal year 2012 financial reporting process. This material weakness contributed to other control issues described below.

•                       We did not implement appropriate information technology controls related to change management, data integrity, access and segregation of duties. This material weakness, which was previously identified as a significant deficiency in prior years by our independent auditors and elevated to a material weakness in fiscal 2012 due to issues with our ERP implementation, resulted in both not having adequate automated and manual controls designed and in place and not achieving the intended operating effectiveness of controls to ensure accuracy of our financial reporting. For example, we did not maintain adequate segregation of duties around most accounting processes and did not have adequate integrity verification of our subledgers.

•                       We did not maintain effective controls over the recording of journal entries, both recurring and non-recurring. Specifically, effective controls were not in place to ensure that journal entries were properly prepared, included sufficient supporting documentation, or were reviewed and approved to ensure the validity, accuracy and completeness of the journal entries. For example, due to data conversion issues during the Company’s ERP implementation, recurring and manual journal entries were recorded duplicate times, in wrong periods and/or in reverse. This material weakness which was identified by management and the Company’s independent auditors during the 2012 year-end reporting process, resulted in additional procedures performed by management and contributed to other deficiencies, some of which have resulted in additional material weaknesses and adjustments during the fiscal year 2013 and 2012 year-end financial closing processes.

•                       We did not maintain effective controls over the recording of intercompany transactions. Specifically, effective controls were not in place to ensure that intercompany balances were properly reconciled and eliminated on a timely basis. For example, due to certain subsidiaries being converted to a new ERP system in January 2012, we did not initially match and reconcile intercompany billings and expenses.  This material weakness, which was identified by management and the Company’s independent auditors during the 2012 financial reporting process, resulted in additional procedures performed by management and adjustments during the fiscal year 2013 and 2012 year-end financial closing and reporting process.

•                       We did not maintain effective controls over accounting for contracts. Specifically, we did not design and maintain effective controls over the reconciliation of contract billings and accruals to the general ledger, or formally analyze the recognition of contract revenue, profit and loss. For example, as a result of the ERP conversion, intercompany contracts were incorrectly classified as third party contracts and contract expenses for certain multi-year contracts were underaccrued.  This material weakness, which was identified by management during the 2012 financial reporting process, resulted in additional procedures performed by management and adjustments during the fiscal years 2013 and 2012 year-end financial closing and reporting processes.

•                       We did not maintain effective controls to ensure the completeness and accuracy of recorded revenue. Specifically, we did not design and maintain effective controls over pricing, billing practices and credit memos. For example, during conversion to the new ERP several customers were invoiced incorrect prices which resulted in significant billing adjustments credit memos. This material weakness which was identified during the fiscal 2012 year-end audit by management, in conjunction with our independent auditors resulted in additional procedures performed by management and adjustments in both fiscal 2013 and 2012.

•                       We did not maintain effective controls to ensure the completeness, accuracy, cutoff and valuation of accounts receivable. Specifically, we did not timely reconcile accounts receivable balances and did not implement and maintain a formal review process. Further, we did not have an effective process in place to determine and appropriately assess the adequacy of accounts receivable valuation reserves. There also is no required formal approval process to determine and write off uncollectible account balances.  This material weakness, which was identified by our independent auditors during the 2012 year-end audit, resulted in additional procedures performed by management and adjustments during the fiscal year 2013 and 2012 year-end financial closing and reporting processes.

•                       We did not maintain effective controls over the completeness and accuracy of property, plant and equipment and related depreciation expense. Specifically, we did not design and maintain effective controls to ensure that assets are properly capitalized on our books. For example, certain capital expenditures were inappropriately expensed while other expenditures were inappropriately capitalized as fixed assets. This material weakness, which was identified by our independent auditors during our fiscal 2012 year-end audit, resulted in additional procedures performed by management and adjustments during the fiscal years 2013 and 2012 year-end financial closing and reporting processes.

•                       We did not maintain effective controls over the completeness and accuracy of capitalized software costs and related amortization expense. Specifically,

we did not design and maintain effective controls to ensure that capitalized software costs are properly capitalized on our books. For example, the company did not have a formal process in place to evaluate and determine the appropriate classification of costs incurred. This material weakness, which was identified by our independent auditors during the fiscal 2012 audit, resulted in additional procedures performed by management and adjustments during the fiscal years 2013 and 2012 year-end financial closing and reporting processes.

•                       We did not maintain effective controls over the completeness and accuracy of our accounting estimates related to inventory reserves. Specifically, we did not design and maintain effective controls with respect to the review and analysis of excess and obsolete inventory and lower of cost or market considerations due to lack of empirical data available upon converting to our new ERP.  This material weakness, which was identified by management in conjunction with our independent auditors during the fiscal year 2012 audit, resulted in adjustments identified through additional procedures performed by management in fiscal years 2013 and 2012.

•                       We did not maintain effective controls over the estimation process related to changes in asset retirement obligations and related activity. Specifically, we did not design and maintain effective controls to ensure that changes in asset retirement obligations were properly estimated and recorded timely on our books. This material weakness, which was identified by the Company’s independent auditors during the year-end fiscal 2012 reporting process, resulted in additional procedures performed by management and adjustments during the fiscal year 2013 and 2012 year-end financial closing and reporting processes.

•                       We did not maintain effective controls over the completeness, accuracy and cutoff of our inventory counts. Specifically, we did not design and maintain effective controls and policies with respect to physical inventory counting procedures, including the appropriate level of review. For example, we did not ensure results of physical inventory counts were completely and accurately recorded in the newly implemented ERP system. We also did not initially capitalize inventory variances for materials, labor, and overhead.  This material weakness, which was identified by the Company’s independent auditors during the fiscal 2012 year-end financial reporting process, resulted in adjustments identified through additional procedures performed by management in fiscal years 2013 and 2012.

•                       We did not maintain effective controls to ensure the completeness and timely recording of accounts payable and accrued liabilities. Specifically, we did not timely reconcile accounts payable and accrued liabilities or properly accrue for invoices payable in the period. For example, invoices for certain receipts of goods and services were improperly recorded in the period after they were received while other invoices were incorrectly recorded twice during the ERP implementation. This material weakness which was identified by management and the Company’s independent auditors during the year-end fiscal 2012 reporting process, resulted in additional procedures performed by management and adjustments identified by management and our independent auditors for fiscal year 2013 and 2012.

•                       We did not maintain effective controls over the completeness, accuracy and valuation of our deferred tax assets and liabilities. Specifically, we did not design and maintain effective controls with respect to accounting for the difference between the book and tax bases of the company’s property, plant and equipment and capital leases. This material weakness which was identified by management and our independent auditors in fiscal 2011 resulted in additional procedures performed by management and adjustments identified by management and our independent auditors during the fiscal year 2013, 2012, 2011 year-end financial closing and reporting processes.

•                       We did not adequately segregate the duties of personnel within our Accounting Department, including those related to cash management, payroll processing, accounts payable processing, and accounts receivable and general ledger maintenance, due to an insufficient complement of staff. This material weakness which was identified by our independent auditors in prior years but elevated to a material weakness in fiscal year 2012, resulted in additional procedures performed by management and adjustments identified by management and our independent auditors during the fiscal year 2013, 2012 and 2011 year-end financial closing and reporting processes.

Misstatements could result in substantially all of the accounts and disclosures associated with the material weaknesses described above and as a result a material misstatement in our annual or interim consolidated financial statements would not be prevented or detected in a timely manner. Management has performed procedures designed to determine the reliability of our financial reporting and related financial statements and we believe the consolidated financial statements included in this report as of and for the period ended February 28, 2013, are fairly stated in all material respects.

Plans for Remediation of Material Weaknesses

At the direction and with the full support of executive management, we continue our efforts to improve our internal control over financial reporting. In the locations that operate our new ERP, we have provided further training and made configuration changes such that our ERP is operating in a more effective manner. In addition, over the past year, we have made progress in improving our internal control processes and procedures, including documenting our business processes. We have drafted a formal plan to remediate each of the identified material weaknesses which we anticipate will commence in the fiscal quarter ending August 31, 2013 and we expect to have remediation efforts finalized in fiscal year 2015. The remediation plan has been approved by our Board of Directors as of the date of this filing. As of the date of this filing, we have also established a steering committee that will provide oversight and direction, with accountability to the Board of Directors, for the remediation of the material weaknesses. Specific initiatives to date have been focused on the following:

•We have hired professional finance resources to enhance accounting and aid in financial reporting and internal control capabilities. Specifically, we hired a Director of Financial Reporting, Business Unit Controller, Internal Audit resource and have appointed a new Chief Financial Officer,

•We have hired a third party advisor, who is assisting management with its remediation efforts,

• We have hired new information technology personnel, who are responsible for overseeing the completion of the ERP implementation and assisting with information technology general controls remediation,

• We have provided internal control training to reinforce the importance of our control environment for Finance, Accounting, Information Technology Department personnel and all operations managers across the Company,

• We are instituting a formal code of ethics review annually to communicate, both internally and externally, our commitment to a strong effective control environment, high ethical standards and financial reporting integrity,

• We are implementing policies and procedures to ensure that we maintain appropriate business and accounting records and formally document the application of generally accepted accounting principles for business transactions,

• We are performing a review of existing Accounting, Tax and Information Technology Department personnel with the goals of enhancing our complement of resources with a higher degree of accounting and internal control knowledge, experience, and training,

• We are documenting and formalizing our period end financial reporting processes, including the implementation of a monthly close checklist and formal policies and procedures concerning journal entries, account reconciliations, accrued expenses and estimates. We anticipate this will increase the accuracy and efficiency of our monthly close process,

• We have implemented a series of management reports to augment our analytical processes,

• We are implementing policies and procedures to ensure revenue is properly valued and recognized,

• We have performed and informal risk assessment and will formalize this risk assessment as our remediation efforts progress.

We believe the plan described above, when implemented, will improve the design and operating effectiveness of our internal control over financial reporting. As we continue our remediation efforts over internal control over financial reporting, we will perform additional procedures to determine that our financial statements continue to be fairly stated in all material respects. We do not anticipate that we will be able to remediate all of the material weaknesses during our fiscal year ending February 28, 2014.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management assessed the effectiveness of our internal control over financial reporting as of February 28, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on this assessment, our management concluded that, as of February 28, 2013, our internal control over financial reporting was ineffective due to the material weaknesses and significant deficiencies set forth above.

Changes in Internal Control Over Financial Reporting

In the last fiscal quarter of fiscal year 2013, there were no changes in the Company’s internal control over financial reporting that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.  However, subsequently, the Company made certain changes to its internal controls over financial reporting described above under “Plans for Remediation of Material Weaknesses” to address the reported material weaknesses.

36.                               We also note (1) the plans for remediation on page 101 appear similar to the prior year’s 10-K disclosure and (2) the statement that you do not anticipate being able to remediate all material weaknesses during the fiscal year ending February 28, 2014. Please revise here and future filings to update the status of remediation activities. Also, please revise to clearly explain what remediation steps have yet to be taken and the approximate timeline for those plans for each category of material weaknesses. For example, it is unclear if you have created or developed a timeline for creating “an internal audit or similar function” or segregated “duties of personnel within [the] Accounting Department.”

Response:

The revised disclosures set forth above in response to the Staff’s Comment 35 which the Company intends to include in the amendment to the Form 10-K include the disclosure on the Company’s remediation activities and steps it has undertaken to remediate its material weaknesses under the header “Plans for Remediation of Material Weaknesses”

37.                               With a view to revised disclosure, please advise us where you address the material weakness regarding “general data security and restricted access controls of information systems,” as referenced in the risk factor on page 28.

Response:

The revised disclosures set forth above in response to the Staff’s Comment 35 about the Company’s material weaknesses, include a discussion of the Company’s material weaknesses regarding its information technology controls, including data integrity and access issue (see bullet number 11 under the header “Evaluation of Disclosure Controls and Procedures” in response to Comment 35).

Section 302 Certification

38.                               We note that your Section 302 certifications do not comply with the language required by Item 601(b)(31) of Regulation S-K in the following respect:

•                  Paragraph 4(b) as defined in Item 601(b)(31) of Regulation S-K was not included.

Please revise your certifications to address the matter noted above.

Response:

The Company will include amended Section 302 Certifications (Exhibits 31.1 and 31.2) to correctly reflect the language of Item 601 of Regulation S-K with the amendment to the Form 10-K which it will be filing in response to the Staff’s Comment 33 above.  The Company will include the required language in all future Section 302 certifications as required under the Exchange Act.

Form 10-Q for the Fiscal Quarter Ended May 31, 2012

39.                               It appears that the quarterly report on Form 10-Q filed on December 26, 2012 did not include the certifications required by Item 601(b)(32) of Regulation S-K. Please file the quarterly report with all required certifications.

Response:

As of the filing for the fiscal quarter ended May 31, 2012, the Company was a “voluntary filer” that was not required to file annual or quarterly reports under the Securities Exchange Act of 1934. As a result of its status as a “voluntary filer” the Company was not required to file Section 906 certifications and did not file such certifications for its Form 10-Q for its fiscal quarter ended May 31, 2012.  However, the Company has since elected to voluntarily provide such certifications in its Form 10-K for the fiscal year ended February 28, 2013 and Form 10-Q for the fiscal quarter ended May 31. 2013. The Company anticipates including the Section 906 certifications in its future filings once the Registration Statement becomes effective and it is no longer a “voluntary filer”.

The above responses to your inquiry are presented for discussion and subject to further clarification as requested.  After you review the above responses, we suggest a conference call to go over the response and any further inquiry.

Further, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

•                  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Paul I. Detwiler, III

Paul I. Detwiler, III
President and Chief Executive Officer